Exhibit 1.01
ITT Inc.
Conflict Minerals Report
For the Year Ended December 31, 2020

This Conflict Minerals Report (the “Report”) of ITT Inc. (“ITT,” the “Company,” “we,” “us” or “our”) filed on a Specialized Disclosure Report on Form SD (“Form SD”) is filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the year ended December 31, 2020 (the “Reporting Period”). The Rule, through Form SD, imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals (as defined below) which are necessary to the functionality or production of their products. As defined in Item 1.01 of Form SD, and as used herein, “Conflict Minerals” is defined as (i) cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are currently limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment, that finance conflict in the Democratic Republic of the Congo or an “adjoining country” as defined in Form SD (collectively, the “DRC Region”) or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the DRC Region.
ITT, including through the operations of its consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which 3TG are necessary to the functionality or production of those products (collectively, our “Products”). Our product and service offerings are organized in three reportable segments: Motion Technologies, Industrial Process, and Connect & Control Technologies.
Motion Technologies manufactures brake components and specialized sealing solutions, shock absorbers and damping technologies primarily for the global automotive, truck and trailer, public bus and rail transportation markets.
Industrial Process manufactures engineered fluid process equipment serving a diversified mix of customers in global industries such as chemical, oil and gas, mining, and other industrial process markets and is a provider of plant optimization and efficiency solutions and aftermarket services and parts.
Connect & Control Technologies manufactures harsh-environment connector solutions, critical energy absorption, flow control components, and composite materials for the aerospace and defense, general industrial, medical, and oil and gas markets.
Our supply chain is broad and complex. Although our reportable segments have similar operating systems and are effectively managed by a central corporate function, each segment operates independently and their respective manufacturing locations have separate supply chains. Our factories utilize various software and hardware systems, and have different methods and tools for storing data such as bills of materials, specifications and designs for their products. The three reportable segments have different standard terms and conditions in their respective purchase orders and supply contracts. We do not purchase 3TG directly from smelters or refiners (“SORs”), therefore we must rely on our suppliers to provide information on SORs as well as the origin of 3TG contained in parts or products supplied to us, including sources of 3TG that are supplied to them from their upstream suppliers.
Reasonable Country of Origin Inquiry
As required by Form SD, we conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding 3TG included in our Products during the Reporting Period, which we refer to herein as the “Subject Minerals,” to determine whether any of the Subject Minerals originated in the DRC Region and/or whether any of the Subject Minerals may be from recycled or scrap sources. We conducted our due diligence by working with suppliers to identify, where possible, the chain of custody and source of the Subject Minerals.
Each of our three reportable segments assessed their direct material suppliers (“Tier 1”) which were most likely to provide raw materials, components, or products containing 3TG, and sent surveys to those direct material suppliers.

We have received 751 responses through May 20, 2021. The elements of each business unit’s RCOI were the same: identification of relevant suppliers, collection of data, and assessment to determine whether further due diligence was required.
The supplier survey responses contained various levels of detail regarding the names and locations of SORs supplying Subject Minerals. We reviewed the responses and made further inquiries of our suppliers as necessary, contacting some suppliers multiple times for more information. Certain supplier survey responses did not list all of the smelters which were sources of 3TG used in their supply chain. We will continue to pursue suppliers who did not submit survey responses, or who submitted incomplete survey responses.
If a supplier confirmed 3TG content in the raw materials, components, or products supplied to the Company, then the response was further reviewed for identification of the source region, and finally, if from the DRC Region, whether the smelter was verified as complying with the Responsible Minerals Assurance Process (“RMAP”), formerly known as the Conflict-Free Smelter Program of the Responsible Minerals Initiative (“RMI”), formerly known as the Conflict-Free Sourcing Inititive. The Company made a determination of the reasonableness of the reply based on information provided, or in combination with previous knowledge of the supplier’s sources. There were 449 suppliers which confirmed 3TG content, none of which reported sourcing 3TG from non-compliant SORs. The Company’s review of supplier data is ongoing.
Notwithstanding the Company’s reasonable efforts, some suppliers have not provided sufficient responses to the Company’s inquiries about 3TG content and the country of origin.
Due Diligence Process
Our due diligence efforts were designed to conform in all material respects to the framework in the Organisation for Economic Co-operation and Development’s “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” and related Supplements on Gold and on Tin, Tantalum and Tungsten (collectively, the “OECD Guidelines”).
The following is a description of the measures that we took to conduct due diligence on the source and chain of custody of the Subject Minerals.
Step 1: Company Management Systems
Conflict Mineral Policy
We have adopted a policy relating to conflict minerals in our Products (the “Conflict Mineral Policy”), incorporating relevant standards contained in the OECD Guidance, which is available at www.itt.com/about/product-stewardship. It is ITT’s policy that the Company will not knowingly manufacture Products that contain Conflict Minerals. The Conflict Mineral Policy states our commitment to responsibly source materials from suppliers that share our values. ITT expects its business dealings with suppliers and contractors to be based on fairness, honesty, lawfulness, safety, environmental stewardship and social consciousness, including respect for human rights. The Conflict Mineral Policy reflects our expectation that our Tier 1 suppliers will perform due diligence similar to ours on the sources of 3TG in their supply chains, and our expectation that they will require their own suppliers to do the same. It further provides generally that when a robust and validated conflict-free supply chain is established or a robust mineral tracing program is developed, we expect our Tier 1 suppliers to procure only minerals using that validated supply chain, so as to avoid the use of Conflict Minerals.
Internal Management Teams
Members of our business, legal, procurement, and sourcing functions comprised a core team that was involved in various phases of compliance with the Rule. Members of this core team have put in place processes and controls reasonably designed to increase transparency in our supply chain. The core team formally reports to senior management on the progress of its compliance efforts and promotes consistency in interpretation of the Rule and industry practice and in implementation of our compliance efforts.

Control Systems
We have adopted various processes related to our Conflict Minerals compliance efforts and determinations. Standardized data templates, including the RMI’s Conflict Minerals Reporting Template (the “Template”), which is designed to identify the SORs that process 3TG in a company’s supply chain, are utilized by our reportable segments to ensure consistency across various information technology systems. Our engineering, design and manufacturing processes require the recording of necessary 3TG contents of newly-developed parts included in our products. Our businesses maintain an electronic repository to retain relevant documentation concerning our Conflict Minerals compliance efforts and determinations. We maintain a company-level grievance mechanism that enables employees and others to anonymously report concerns, including any concerns regarding our supply chain.
Step 2: Identification and Assessment of Supply Chain Risks
During 2020, we continued our efforts to improve our supply chain transparency and identify risks within our supply chain. In order to identify and assess the risks in our supply chain, we first identified products for sale that we manufactured or contracted to manufacture in 2020 that contained, or that may contain, 3TG necessary for their functionality or production. We conducted extensive research on our supply chain. In cases where we determined that 3TG is necessary and contained in one of our parts, we identified that specific mineral and flagged both the part and finished product containing that part in our system. We then identified our Tier 1 suppliers that supplied the Company with the parts and products considered to be in scope of the Rule. This identification process is repeated annually, with the assistance of product engineers, to ensure we capture both new and modified products that contains 3TG materials.
We rely on our suppliers to provide information regarding the source and presence of necessary 3TG in our Products and during 2020 we engaged a third-party data collection and aggregation provider to assist us in conducting portions of the due diligence on our supply chain. Information was collected using the Template, which requested our Tier 1 suppliers to identify the SORs and countries of origin of the necessary 3TG they supplied to the Company, and to determine whether any such necessary 3TG came from recycled or scrap sources. We used a risk-based approach to evaluate responses from suppliers for plausibility, consistency, and gaps both in terms of which materials were stated to contain or not contain 3TG, as well as the origin of the 3TG. Through this process, we remain engaged with our suppliers from a quality and compliance perspective. Reportable segments have amended or are in the process of amending the terms and conditions in purchase orders and supply chain contracts to require the supplier to disclose the country of origin for 3TG content.
Step 3: Strategy to Respond to Identified Risks
We expect our suppliers to source minerals from socially and environmentally responsible sources and we believe in establishing and maintaining long-term relationships with suppliers. However, if as a result of our due diligence process we determine that a supplier is violating our Conflict Mineral Policy or if a supplier confirms that it sourced 3TG in the DRC Region, but fails to provide sufficient assurances that it is doing business with a certified DRC conflict-free smelter, we may suspend or discontinue the use of the supplier or require it to commit to a suitable corrective action or risk mitigation plan. We may re-evaluate our commercial relationship with such suppliers and it may be necessary to identify alternative suppliers.
In the event that a supplier provides information to the Company that it has supplied 3TG from an uncertified SOR in the DRC Region to us, the Company will take commercially reasonable steps to ensure that the supplier has changed its sourcing, or the Company will look for an alternative supplier.
Step 4: Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
We are typically several tiers removed from mining operations and SORs, rendering transparency of our supply chain very difficult. Furthermore, except in rare instances, we do not have direct relationships with SORs and do not perform direct audits of the entities within our supply chain. Accordingly, we rely on our suppliers to provide the information necessary to assess compliance with our Conflict Mineral Policy and support the development and implementation of independent third-party audits of SORs’ sourcing, such as the RMAP.

We attempt to verify the information supplied by our suppliers with respect to the SORs that they source from, and to review and confirm the validity of the RMI certifications of those SORs. In certain cases, we will utilize a third party to contact SORs as necessary to confirm the information either publicly available or made available in reporting template responses that may be contradictory or incomplete.
Step 5: Report on Supply Chain Due Diligence
In addition to our ongoing communications with our customers who are engaged in their own RCOI and due diligence processes, we report annually on our supply chain due diligence through this and future reports on Form SD. Our reports on Form SD are publicly available at www.itt.com/about/product-stewardship and meet the OECD Guidelines which recommend we report annually on our supply chain due diligence.
Due Diligence Results
Based on the Company’s due diligence efforts to date, we do not have sufficient information to determine the country of origin of the 3TG content in all Products, nor all of the facilities used to process those minerals, including whether they originated from recycled or scrap sources.
We will continue to improve our supply chain due diligence efforts to mitigate the risk that 3TG in our Products may finance conflict in the DRC Region. Such measures include, but are not limited to:
•continuing to assess the presence of Conflict Minerals in our supply chain;
•clearly communicating expectations with regard to supplier performance, transparency and sourcing;
•increasing our suppliers’ response rate for the RCOI process;
•improving the supplier selection process to more accurately and more completely include new suppliers added to ITT supplier databases;
•continuing to compare RCOI results to information collected via independent conflict-free smelter validation programs such as the EICC/GeSI (EICC - Electronic Industry Citizenship Coalition; GeSI Global e-Sustainability Initiative) Conflict-Free Smelter program;
•incorporating Conflict Minerals RCOI and due diligence requirements as part of our assessment process for new suppliers as means to enhance our risk mitigation activities; and
•continuing to monitor developments in Conflict Minerals policy, SEC guidance and interpretations, related regulatory requirements, and enhanced tools and reference databases through ITT participation in industry and professional association subject-matter-expert offerings relevant to our industry.